DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

Introduction

Wintrust Financial Corporation (the “Company,” “we,” “us” or “our”) has three securities registered pursuant to Section 12 of the Securities Exchange Act of 1934: (i) our common stock, (ii) our Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, which we refer to as series D preferred, and (iii) depositary shares, each representing a 1/1,000th interest in a share our 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E, which we refer to as series E preferred. Our common stock is listed on the NASDAQ Global Select Market under the symbol “WTFC.” Our series D preferred is listed on the NASDAQ Global Select Market under the symbol “WTFCM.” Depositary shares, each representing a 1/1,000th interest in a share of series E preferred, are listed on the NASDAQ Global Select Market under the symbol “WTFCP.”

The summaries and descriptions below do not purport to be complete and are qualified in all respects by reference to certain provisions of Illinois law, including the Illinois Business Corporation Act (the “IBCA”), as well as our amended and restated articles of incorporation, our by-laws and the certificate of designations for the series D preferred and certificate of designations for the series E preferred (in each case, as may be amended from time to time, our “articles of incorporation,” “bylaws,” “series D certificate” and “series E certificate,” respectively), each of which have been filed as exhibits to our Annual Report on Form 10-K filed with the Securities and Exchange Commission and are hereby incorporated by reference.

Authorized Capital Stock

Under our articles of incorporation, we have the authority to issue 100 million shares of common stock, without par value, and 20 million shares of preferred stock, without par value (5,000,000 of which are designated as shares of our series D preferred and 14,000 of which are designated as shares of our series E preferred). We may issue shares of any series of preferred stock that we have designated or that we may designate and issue in the future, which may include, without limitation, shares of our preferred stock that are convertible into other securities of the Company. Under our articles of incorporation, our board of directors has the authority to issue preferred stock in one or more classes or series, and to fix for each class or series the voting powers and the distinctive designations, preferences and relative, participation, optional or other special rights and such qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such class or series as may be permitted by the IBCA, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any further vote or action by our shareholders.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock, including the series D preferred and series E preferred, and any series of preferred stock that we may designate and issue in the future.

Description of Common Stock

Voting Rights. Each holder of our common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders and does not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors of the Company may elect all of the directors standing for election.

Dividend Rights. The holders of our common stock are entitled to receive dividends, if and when declared payable by our board of directors from any funds legally available for the payment of dividends, subject to any preferential dividend rights of our outstanding preferred stock, including the series D preferred and series E preferred.

Liquidation Rights. Upon the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share pro rata in our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock of the Company, including the series D preferred and series E preferred.

Absence of Other Rights. Under our articles of incorporation, the holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Description of Series D Preferred

Dividends. Non-cumulative dividends on the series D preferred are payable quarterly in arrears if, when and as declared by our board of directors, at a rate of 6.50% per year from the original issuance date to, but excluding, July 15, 2025, and from (and including) that date at a floating rate equal to three-month LIBOR plus a spread of 4.06% per year on the liquidation preference of $25 per share. With certain limited exceptions, if we do not pay full cash dividends on the series D preferred for the most recently completed dividend period, we may not pay dividends on, repurchase, redeem or make a liquidation payment with respect to, our common stock or other stock ranking junior to the series D preferred.

Redemption. Our series D preferred may be redeemed (i) in whole or in part, from time to time, on any dividend payment date on or after July 15, 2025, or (ii) in whole but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the certificate of designations for the series D preferred), in each case at a redemption price equal to $25 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the redemption date.

Conversion. Holders of our series D preferred shall not have any rights to convert shares of our series D preferred into, or exchange shares of our series D preferred for, shares of any other class of capital stock of the Company.

Reorganization Events and Fundamental Transactions. If the Company liquidates, dissolves or winds-up, either voluntarily or involuntarily, holders of series D preferred shall be entitled to receive a liquidating distribution of $25 per share of series D preferred, plus any declared and unpaid dividends thereon (without accumulation of any undeclared dividends) to and including the date of such liquidation, out of assets legally available for distribution to shareholders of the Company, before the Company makes any distribution of assets to the holders of our common stock or any other class or series of shares of junior stock. Distributions will be made pro rata as to our series D preferred and any other parity stock and only to the extent of the Company’s assets, if any, that are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any securities ranking senior to our series D preferred and any other parity stock.

Voting Rights. Holders of our series D preferred generally do not have any voting rights, except as required by law or as may be required by the rules of the NASDAQ Global Select Market. However, we may not amend our articles of incorporation in a manner adverse to the rights of the holders of our series D preferred, issue capital stock ranking senior to the series D preferred or take certain other actions without the approval of the holders of the series D preferred. In addition, holders of series D preferred, together with the holders of other parity securities having similar voting rights, may elect two directors if we have not paid dividends on our series D preferred for six or more quarterly dividend periods, whether or not consecutive. Holders of series D preferred shall have one vote per share on any matter in which holders of series D preferred are entitled to vote.

Ranking on a Parity with Series E Preferred. The series D preferred will rank on a parity with the series E preferred, and each other class or series of capital stock the Company may issue in the future, the terms of which expressly provide that such class or series will rank on a parity with the series D preferred as to dividend rights and rights on liquidation, dissolution or winding-up of the Company.

Description of Series E Preferred

Dividends. Non-cumulative dividends on the series E preferred are payable quarterly in arrears if, when and as declared by our board of directors, at a fixed rate of 6.875% per annum from October 15, 2020 to, but excluding, July 15, 2025, and from (and including) that date at a floating rate equal to the Five-Year Treasury Rate (as defined in the certificate of designations for the series E preferred) plus 6.507%. With certain limited exceptions, if we do not pay full cash dividends on the series E preferred for the most recently completed dividend period, we may not pay dividends on, repurchase, redeem or make a liquidation payment with respect to, our common stock or other stock ranking junior to the series E preferred.

Redemption. Our series E preferred may be redeemed (i) on and after July 15, 2025 at the Company’s option at every fifth anniversary of such date, in whole or in part, or (ii) in whole but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the certificate of designations for the series E preferred), in each case, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the redemption date.

Conversion. Holders of our series E preferred shall not have any rights to convert shares of our series E preferred into, or exchange shares of our series E preferred for, shares of any other class of capital stock of the Company.

Reorganization Events and Fundamental Transactions. If the Company liquidates, dissolves or winds-up, either voluntarily or involuntarily, holders of series E preferred shall be entitled to receive a liquidating distribution of $25,000 per share of series E preferred, plus any declared and unpaid dividends thereon (without accumulation of any undeclared dividends) to and including the date of such liquidation, out of assets legally available for distribution to shareholders of the Company, before the Company makes any distribution of assets to the holders of our common stock or any other class or series of shares of junior stock. Distributions will be made pro rata as to our series E preferred and any other parity stock and only to the extent of the Company’s assets, if any, that are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any securities ranking senior to our series E preferred and any other parity stock.

Voting Rights. Holders of our series E preferred generally do not have any voting rights, except as required by law or as may be required by the rules of the NASDAQ Global Select Market. However, we may not amend our articles of incorporation in a manner adverse to the rights of the holders of our series E preferred, issue capital stock ranking senior to the series E preferred or take certain other actions without the approval of the holders of the series E preferred. In addition, holders of series E preferred, together with the holders of other parity securities having similar voting rights, may elect two directors if we have not paid dividends on our series E preferred for six or more quarterly dividend periods, whether or not consecutive. Holders of series E preferred shall have one vote per share on any matter in which holders of series E preferred are entitled to vote.

Ranking on a Parity with Series D Preferred. The series E preferred will rank on a parity with the series D preferred, and each other class or series of capital stock the Company may issue in the future, the terms of which expressly provide that such class or series will rank on a parity with the series E preferred as to dividend rights and rights on liquidation, dissolution or winding-up of the Company.

Description of Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series E Preferred

Dividends and Other Distributions. The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited series E preferred to the record holders of depositary shares represented thereby in proportion to the number of depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution (including any requirement that we or the depositary withhold an amount on account of taxes). In that event, the depositary may, with our approval, adopt a method as it deems equitable and practicable for purposes of effecting the distribution, including selling the property (at a public or private sale) and distributing the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold. Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the series E preferred.

Redemption. If we redeem the series E preferred represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the series E preferred held by the depositary. The redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the series E preferred (or $25.00 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Whenever we redeem shares of series E preferred held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of series E preferred so redeemed. In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected by the depositary pro rata or by lot. In any such case, the depositary will redeem depositary shares only in increments of 100 shares and any multiple thereof.

Liquidation Preference. In the event that we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, each holder of a depositary share will be entitled to receive a liquidation distribution of $25.00 per depositary share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, before we make any distribution of assets to the holders of our common stock or any other class or series of stock ranking junior to the series E preferred as to that distribution.

Voting Rights. When the depositary receives notice of any meeting at which the holders of the series E preferred are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the depositary shares representing the series E preferred. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the series E preferred, may instruct the depositary to vote the amount of the series E preferred represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the series E preferred represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the series E preferred, it will vote all depositary shares of that series held by it proportionately with instructions received.

Certain Provisions of Our Articles of Incorporation, By-Laws, Illinois Law and Certain Applicable Banking Regulations That May Have an Anti-Takeover Effect

Certain provisions of our articles of incorporation, our by-laws, Illinois law and certain applicable banking regulations may have the effect of impeding the acquisition of control of the Company by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by our board of directors.

These provisions may have the effect of discouraging a future takeover attempt that is not approved by our board of directors but which our individual shareholders may deem to be in their best interests or in which our shareholders may receive a substantial premium for their shares over then-current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of our current board of directors or management more difficult.

These provisions of our articles of incorporation and our by-laws include the following:

•our board of directors may issue additional authorized shares of our capital stock to deter future attempts to gain control of the Company, including the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions;
•our articles of incorporation do not provide for cumulative voting for any purpose, and our articles of incorporation and by-laws also provide that any action required or permitted to be taken by shareholders may be taken only at an annual or special meeting and prohibit shareholder action by written consent in lieu of a meeting;
•our articles of incorporation expressly elect to be governed by the provisions of Section 7.85 of the IBCA. Section 7.85 prohibits a publicly held Illinois corporation from engaging in a business combination unless, in addition to any affirmative vote required by law or the articles of incorporation of the company, the proposed business combination;
o    receives the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the corporation entitled to vote generally in the election of directors voting together as a single class (the voting shares), and the affirmative vote of a majority of the voting shares held by disinterested shareholders; and
o    is approved by at least two-thirds of the disinterested directors; or
o    provides for consideration offered to shareholders that meets certain fair price standards and satisfies certain procedural requirements.

Such fair price standards require that the fair market value per share of the consideration offered be equal to or greater than the higher of:

•the highest per share price paid by the interested shareholder during the two-year period immediately prior to the first public announcement of the proposed business combination or in the transaction by which the interested shareholder became an interested shareholder; and
•the fair market value per share of common stock on the first trading date after the first public announcement of the proposed business combination or on the first trading date after the date of the first public announcement that the interested shareholder has become an interested shareholder.

For purposes of Section 7.85, disinterested director means any member of the board of directors of the corporation who:

•is neither the interested shareholder nor an affiliate or associate of the interested shareholder;
•was a member of the board of directors prior to the time that the interested shareholder became an interested shareholder or was a director of the corporation before January 1, 1997, or was recommended to succeed a disinterested director by a majority of the disinterested directors then in office; and
•was not nominated for election as a director by the interested shareholder or any affiliate or associate of the interested shareholder.

The amendment of our articles of incorporation must be approved by a majority vote of the board of directors and also by a two-thirds vote of the outstanding shares of our common stock; provided, however, that an affirmative vote of at least 85% of the outstanding voting stock entitled to vote is required to amend or repeal certain provisions of the articles of incorporation, including provisions (a) prohibiting cumulative voting rights, (b) relating to certain business combinations, (c) limiting the shareholders' ability to act by written consent, (d) regarding the minimum number of directors, (e) regarding indemnification of directors and officers by the Company and limitation of liability for directors and (f) regarding amendment of the foregoing supermajority provisions of our articles of incorporation. Our by-laws provide that the power to make, alter, amend, or repeal the by-laws shall be vested in the shareholders or the board of directors by a resolution adopted by a majority of the board of directors.

The provisions described above are intended to reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by members of our board of directors.

The ability of a third party to acquire the Company is also limited under applicable banking regulations. The Bank Holding Company Act of 1956, or the Bank Holding Company Act, requires any “bank holding company” (as defined in such Act) to obtain the approval of the Federal Reserve prior to acquiring more than 5% of our outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act of 1978. Any holder of 25% or more of our outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act. For purposes of calculating ownership thresholds under these banking regulations, bank regulators would likely at least take the position that the minimum number of shares, and could take the position that the maximum number of shares, of our common stock that a holder is entitled to receive pursuant to securities convertible into or settled in our common stock, including pursuant to our warrants to purchase common stock held by such holder, must be taken into account in calculating a shareholder's aggregate holdings of our common stock.